SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. __ )*


                        Tiens Biotech Group (USA), Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   88650T104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 18, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88650T104                       13D                  Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     TIENS (USA) Investment Holdings Group Overseas Limited
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     British Virgin Islands
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    65,835,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          --
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    65,835,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    --
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     65,835,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     91.4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 88650T104                       13D                  Page 3 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Jinyuan Li
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     People's Republic of China
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    65,835,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          --
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    65,835,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    --
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     65,835,000, as sole director of the Reporting Person with sole power to vote and dispose of the Shares owned by the Reporting Person.
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     91.4%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 88650T104                       13D                  Page 4 of 6 Pages


Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Tiens Biotech Group (USA), Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is No.6, Yuanquan Road, Wuqing New-Tech Industrial Park, Tianjin, P.R.C.

Item 2.  Identity and Background.

         (a) This Schedule 13D is filed by TIENS (USA) Investment Holdings Group Overseas Limited ("TIENS USA"). For the purposes of General Instruction C of the Schedule 13D, the information called for by Items 2-6 is also being provided by Mr. Jinyuan Li, as sole director of TIENS USA.

         (b) TIENS USA's address is c/o Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, BVI. Mr. Li's business address is c/o Tiens Biotech Group (USA), Inc., No. 6, Yuanquan Rd., Wuqing New Tech Industrial Park, Tianjin, P.R.C. F4 301 700.

         (c) TIENS USA does not conduct any business. Mr. Li is the Chief Executive Officer and President of the Company. The Company is primarily engaged in the research, development, manufacturing and marketing of healthcare products including herbal products, vitamin and mineral supplements and personal care.

         (d) TIENS USA was incorporated on November 2004. Since inception, TIENS USA has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, Mr. Li has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) TIENS USA was incorporated on November 2004. Since inception, TIENS USA has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.) During the past five years, Mr. Li has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) TIENS USA was incorporated in the British Virgin Islands. Mr. Li is a citizen of the People's Republic of China.

Item 3.  Source and Amount of Funds and Other Consideration.

         There was no consideration paid for the shares.

Item 4.  Purpose of Transaction.

         The  shares  were   transferred   to  TIENS  USA  as  a  gift   without
consideration by Jinyuan Li, the Chairman and CEO of the Company.

         TIENS USA does not have any plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Company;

CUSIP No. 88650T104                       13D                  Page 5 of 6 Pages



         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries;
         (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;
         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
         (e) any material change in the present capitalization or dividend policy of the Company;
         (f) any other material change in the Company's business or corporate structure;
         (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;
         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or
         (j) any similar action to those enumerated above.

Item 5.  Interest in Securities of the Company.

         (a) TIENS USA is the beneficial owner of 65,835,000 shares of Common Stock of the Company, representing 91.4% of the total issued and outstanding shares of Common Stock. For the purposes of this Schedule 13D, Mr. Li, in his capacity as the sole director of TIENS USA, is the indirect beneficial owner of 65,835,000.

         (b) TIENS USA has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of the 65,835,000 shares of Common Stock. Mr. Li, in his capacity as the sole director of TIENS USA, has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 65,835,000.

         (c)  Other  than the  acquisition  of the  shares as  reported  in this
Schedule 13D, TIENS USA has not effected any transactions in the Common Stock of the Company in the past 60 days. Other than the gift of the shares to TIENS USA, Mr. Li has not effected any transactions in the Common Stock of the Company in the past 60 days.

         (d) To the knowledge of the TIENS USA, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by TIENS USA.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Materials to be Filed as Exhibits.

         None.

CUSIP No. 88650T104                       13D                  Page 6 of 6 Pages



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   May 18, 2005                      TIENS (USA) Investment Holdings Group
                                           Overseas Limited



                                           By:  /s/ Jinyuan Li
                                              ----------------------------------
                                              Name: Jinyuan Li
                                              Title: Sole Director